PROMISSORY NOTE

$4,500,000.00   **April 29, 2011**

FOR VALUE RECEIVED, the undersigned **MT. KENN PROPERTY HOLDINGS, LLC**, a Georgia limited liability company, and **MT. KENN NURSING, LLC**, a Georgia limited liability company (collectively, "***Borrower***"), hereby jointly and severally promise to pay to the order of **REGIONS BANK**, an Alabama banking corporation ("***Lender***"), its successors and assigns as holder of this Note or, if this Note has then been endorsed "to bearer," to the bearer of this Note (Lender, its said successors and assigns, and any such bearer, being hereinafter sometimes referred to collectively as the "***Holder***"), at Lender's said address or at such other place or to such other person as may be designated in writing to Borrower by Holder, the principal sum of Four Million Five Hundred Thousand and No/100 Dollars ($4,500,000.00) (the "***Loan***"), together with interest on the unpaid balance thereof at the rate hereinafter set forth, on the terms and subject to the conditions which are hereinafter set forth.

This Promissory Note (this "***Note***") and the other documents, certificates, instruments and agreements executed by Borrower, or either of them, or others in connection with the Loan or to otherwise evidence or secure the Loan, and all renewals, supplements, or amendments thereto, are collectively referred to as the "***Loan Documents***". Capitalized terms used herein without definition shall have the meanings ascribed to such terms in that certain Loan Agreement of even date herewith by and among the Borrower and Lender (as modified, amended, restated or supplemented from time to time, the "***Loan Agreement***").

1.   **Interest Rate.**

(a)   Subject to the limitations hereinafter set forth, the disbursed and unpaid principal balances of the indebtedness hereby evidenced shall bear interest prior to maturity at a rate per annum equal to the lesser of (i) LIBOR Rate (as defined below) plus 3.75% (the "***Note Rate***"), and (ii) the maximum effective fixed contract rate of interest that Holder may from time to time lawfully charge (the "***Maximum Rate***). The term "***LIBOR Rate***" means the rate of interest with respect to any interest period during which interest is accruing at such rate, the rate per annum equal to the quotient of (i) the indicated offered rate (rounded upwards to the nearest whole multiple of 1/100 of 1%) at 10:00 A.M. (Birmingham, Alabama time) (or as soon thereafter as practicable) in the interbank Eurodollar market for deposits in U.S. dollars as published in the *Wall Street Journal*, page 3750 of the TELERATE rate reporting system, Reuters Screen LIBOR Page or such other comparable financial information reporting service used by the Lender at the time such rate is determined, in an amount comparable to the then current outstanding principal balance on which interest is accruing at the LIBOR Rate and for a period of thirty (30) days, divided by (ii) a number equal to 1.00 minus the LIBOR Reserve Requirement (as herein defined), the rate so determined to be rounded upwards to the nearest whole multiple of 1/100 of 1%. The term "***LIBOR Reserve Requirement***" means the percentage (expressed as a decimal) prescribed by the Board of Governors of the Federal Reserve System (or any successor), on the date on which the LIBOR Rate is determined, for determining the reserve requirements of the Lender with respect to liabilities relating to time deposits purchased in the interbank Eurodollar market having a maturity equal to the period during which the LIBOR Rate will be in effect and in an amount equal to the outstanding principal balance on which interest is accruing, without any benefit or credit for any proration, exemptions or offsets under any now or hereafter applicable regulations. All interest shall be computed and charged for the actual number of days elapsed on the basis of a year consisting of three hundred and sixty (360) days.

(b)   At any time that an uncured Event of Default (as defined below) is outstanding, the disbursed and unpaid principal balances of the indebtedness hereby evidenced shall bear interest prior to maturity at a fixed rate per annum equal to the lesser of (i) Five Percent (5%) above the Note Rate (the "*Default Rate*") or (ii) the Maximum Rate.

2.   **Interest Payments**. Commencing on June 1, 2011 and continuing on the first day of each calendar month thereafter until the Maturity Date (defined below), interest on the disbursed and unpaid principal balance of the indebtedness under this Note shall be due and payable in arrears (each, a "*Monthly Payment*").

3.   **Maturity Date**. Anything in this Note to the contrary notwithstanding, the entire unpaid balance of the principal amount hereof and all interest accrued thereon, to and including the Maturity Date (as defined below) (including interest accruing at the Default Rate), and all Late Fees (as defined below) shall, unless sooner paid, and except to the extent that payment thereof is sooner accelerated, be and become due and payable on April 30, 2012 (the "*Maturity Date*"). The Maturity Date and/or any other date by which payment is required to be made hereunder may be extended by Holder from time to time in the exercise of its sole discretion, without in any way altering or impairing Borrower's or any guarantor's liability hereunder.

4.   **Method of Payment**. Borrower hereby authorizes Lender to charge all Monthly Payments due under this Note to the following deposit account, whether such account is held by Lender or another financial institution:

Account Number: _____   Routing Number: _____

All payments required under this Note shall be paid directly to Holder in lawful tender of the United States of America. Each such payment shall be paid by 1:00 p.m. EST time on the date such payment is due, unless such date is a Saturday, Sunday or legal holiday, in which case such payment shall then be due on the first day after such date that is not a Saturday, Sunday or legal holiday. Any payment received after 1:00 p.m. EST time shall be deemed to have been received on the immediately following day that is not a Saturday, Sunday or legal holiday.

5.   **Late Fees**. If any payment of interest or principal payable under this Note is not made within ten (10) calendar days after the date on which such payment becomes due and payable (including applicable grace periods), then in addition to any other obligation set forth in the Loan Agreement, Borrower shall thereupon automatically become obligated immediately to pay to Holder a late payment charge, for each month during which a payment delinquency exists, equal to the lesser of (a) five percent (5%) of the amount of such payment and (b) the maximum amount permitted by applicable law ("*Late Fees*") to defray the expenses incurred by Holder in handling and processing such delinquent payment and to compensate Holder for the loss of use of such delinquent payment.

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6.   **Application of Payments**. Payments made by Borrower on account hereof shall be applied, first, toward any Late Fees (hereinafter defined) or other fees and charges due hereunder (including any amounts or expenses payable in connection with an Event of Default), second, toward payment of any interest due at the Default Rate, third, toward payment of any interest due at the Note Rate, and fourth, toward payment of principal. Notwithstanding the foregoing, if any advances made by Holder under the terms of any instruments securing this Note have not been repaid, any payments made may, at the option of Holder, be applied, first, to repay such advances and interest thereon.

7.   **Prepayment**. Prepayment of the Loan in full or in part shall be permitted at any time during the term of the Loan, upon not less than fifteen (15) and not greater than ninety (90) days prior written notice to Lender specifying the date on which prepayment is to be made and the amount of the prepayment. Partial prepayments of the Loan shall not be permitted unless each such partial prepayment is One Hundred Thousand Dollars ($100,000) or greater. Any such prepayment shall be applied as set forth in Section 6 above; provided, however, that if any advances made by Holder under the terms of any instruments securing this Note have not been repaid, any payments made may, at the option of Holder, be applied, first, to repay such advances, and interest thereon, with the balance, if any, applied as set forth in the preceding sentence.

8.   **Reimbursement for Increased Costs**. If any law or guideline or interpretation or application thereof by any governmental authority charged with the interpretation or administration thereof or compliance with any request or directive of any governmental authority (whether or not having the force of law) now existing or hereafter adopted:

(a)   subjects Holder to any tax or changes the basis of taxation with respect to this Note, the Loan or payments by Borrower of principal, interest or other amounts due from Borrower hereunder or thereunder (except for taxes on the overall net income or overall gross receipts of Holder and capital, franchise, excise, income and similar taxes imposed as a result of a present or former connection between the jurisdiction of the governmental authority imposing such tax on Holder, provided that this exclusion shall not apply to a connection arising solely from Holder having executed, delivered, performed its obligations under, or received a payment under, or enforced, any of the Loan Documents; or

(b)   imposes upon Holder any other condition or expense with respect to this Note, the Loan or its making, maintenance or funding of any part of the Loan or any security therefor, and the result of any of the foregoing is to increase the cost to, reduce the income receivable by, or impose any expense (including, without limitation, loss of margin) upon, Holder with respect to the Note, or the making, maintenance or funding of any part of the Loan, by an amount which Holder deems to be material;

then, in either or both of such events, Holder may from time to time notify Borrower of the amount determined in good faith (using any averaging and attribution methods) by Holder (which determination shall be conclusive) to be necessary to compensate Holder for such increase, reduction or imposition and, if Borrower, or either of them, are by law prohibited from paying any such amount, Holder may elect to declare the unpaid principal balance hereof and all

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interest accrued thereon immediately due and payable. Such amount shall be due and payable by Borrower to Holder seven (7) days after such notice is given.

      9.   **Security**. The debt evidenced by this Note is secured by, among other things, (a) a Deed to Secure Debt, Assignment of Rents and Security Agreement, of even date herewith (as modified, amended or restated from time to time, the "*Security Deed*"), granting a first priority security deed lien on, and a security interest in, a one hundred nine (109) bed licensed long term care and skilled-nursing facility known as "Autumn Breeze Healthcare Center," including related personal property, which is located in the City of Marietta, County of Cobb, State of Georgia; and (b) a Deed to Secure Debt, Assignment of Rents and Security Agreement, of even date herewith granting a first priority security deed lien on, and security interest in, a one hundred twenty-six (126) bed licensed long term care and skilled-nursing facility known as "Southland Care Center," including related personal property, which is located in the City of Dublin, County of Laurens, State of Georgia.

      10.   **Default.**

      (a)   Acceleration upon an Event of Default. Anything in this Note to the contrary notwithstanding, if Borrower shall fail to make payment of any installment of principal or interest, as above provided, and such failure shall continue unremedied for a period of ten (10) days, or upon the occurrence of any other default or Event of Default under any of the other Loan Documents and such default continues beyond any applicable notice or cure period as provided therein (each of which is referred to herein as an "*Event of Default*"), Holder may, in the exercise of its sole and absolute discretion, accelerate the debt evidenced by this Note, in which event the entire outstanding principal balance and all interest and fees accrued thereon shall immediately be and become due and payable without further notice.

      (b)   No Impairment of Rights. Nothing in this Section 10 shall be deemed in any way to alter or impair any right which Holder has under this Note or any other Loan Document, or at law or in equity, to accelerate such debt on the occurrence of any Event of Default provided herein or therein, whether or not relating to this Note.

      (c)   Confession of Judgment. Intentionally Omitted.

      (d)   Borrower hereby release, to the extent permitted by applicable law, all errors and all rights of exemption, appeal, stay or execution, inquisition and other rights to which Borrower may otherwise be entitled under the laws of the United States of America or of any state or possession of the United States of America now in force and which may hereafter be enacted. Such authority may be exercised on one or more occasions or from time to time in the same or different jurisdictions as often as Holder shall deem necessary and desirable, for all of which this Note shall be sufficient warrant.

      11.   **Costs of Enforcement**. Borrower shall pay to Holder on demand the amount of any and all expenses incurred by Holder (a) in enforcing its rights hereunder or under the Loan Documents, (b) as the result of the occurrence of an Event of Default by Borrower, or either of them, including, without limitation, the expenses of collecting any amount owed hereunder, and reasonable attorneys' fees incurred by Holder in connection with such default, whether suit be

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brought or not, and (c) in protecting the security for the Loan and Borrower's obligations under the Loan Documents. Such expenses shall be added to the principal amount hereof, shall be secured by the Loan Documents and shall accrue interest at the Default Rate. Notwithstanding anything to the contrary herein, whenever reference is made to the payment of "attorneys' fees," "reasonable attorneys' fees", "fees for the services of counsel" or words of similar import in this Note or any other Loan Document, the same shall mean and refer to the payment of actual attorneys' fees incurred based upon the attorney's normal hourly rate and the number of hours worked, and not the statutory attorneys' fees defined in O.C.G.A. Section 13-1-11.

12. **Borrower's Waiver of Certain Rights**. Borrower and any endorser, guarantor or surety hereby waives the exercise of any and all exemption rights which it holds at law or in equity with respect to the debt evidenced by this Note, and of any and all rights which it holds at law or in equity to require any valuation, appraisal or marshalling, or to have or receive any presentment, protest, demand and notice of dishonor, protest, demand and nonpayment as a condition to Holder's exercise of any of its rights under this Note or the Loan Documents.

13. **Miscellaneous.**

(a) Applicable Law. This Note shall be given effect and construed by application of the laws of the State of Georgia (without regard to the principles thereof governing conflicts of laws), and any action or proceeding arising hereunder, and each of Holder and Borrower submits (and waive all rights to object) to non-exclusive personal jurisdiction in the State of Georgia, for the enforcement of any and all obligations under the Loan Documents except that if any such action or proceeding arises under the Constitution, laws or treaties of the United States of America, or if there is a diversity of citizenship between the parties thereto, so that it is to be brought in a United States District Court, it shall be brought in the United States District Court for the District in which the property is located or any successor federal court having original jurisdiction.

(b) Headings. The headings of the Sections, subsections, paragraphs and subparagraphs hereof are provided herein for and only for convenience of reference, and shall not be considered in construing their contents.

(c) Construction. As used herein, (i) the term "*person*" means a natural person, a trustee, a corporation, a limited liability company, a partnership and any other form of legal entity, and (ii) all references made (A) in the neuter, masculine or feminine gender shall be deemed to have been made in all such genders, (B) in the singular or plural number shall be deemed to have been made, respectively, in the plural or singular number as well, and (C) to any Section, subsection, paragraph or subparagraph shall, unless therein expressly indicated to the contrary, be deemed to have been made to such Section, subsection, paragraph or subparagraph of this Note.

(d) Severability. No determination by any court, governmental body or otherwise that any provision of this Note or any amendment hereof is invalid or unenforceable in any instance shall affect the validity or enforceability of (i) any other such provision or (ii) such provision in any circumstance not controlled by such determination. Each such provision shall

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be valid and enforceable to the fullest extent allowed by, and shall be construed wherever possible as being consistent with, applicable law.

(e) No Waiver. Holder shall not be deemed to have waived the exercise of any right which it holds hereunder unless such waiver is made expressly and in writing by an authorized officer of Lender. No delay or omission by Holder in exercising any such right (and no allowance by Holder to Borrower of an opportunity to cure a default in performing its obligations hereunder) shall be deemed a waiver of its future exercise. No such waiver made as to any instance involving the exercise of any such right shall be deemed a waiver as to any other such instance, or any other such right. Further, acceptance by Holder of all or any portion of any sum payable under, or partial performance of any covenant of, this Note, the Security Deed or any of the other Loan Documents, whether before, on, or after the due date of such payment or performance, shall not be a waiver of Holder's right either to require prompt and full payment and performance when due of all other sums payable or obligations due thereunder or hereunder or to exercise any of Holder's rights and remedies hereunder or thereunder.

(f) Waiver of Jury Trial; Service of Process; Court Costs. BORROWER, AND LENDER BY ITS ACCEPTANCE HEREOF, HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH BORROWER, OR EITHER OF THEM, AND HOLDER MAY BE PARTIES ARISING OUT OF, IN CONNECTION WITH, OR IN ANY WAY PERTAINING TO, THIS NOTE AND/OR ANY OF THE OTHER LOAN DOCUMENTS. IT IS AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTIONS OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS NOTE. THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY BORROWER, UPON CONSULTATION WITH COUNSEL OF BORROWER'S CHOICE, AND BORROWER HEREBY REPRESENTS THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. EACH BORROWER FURTHER REPRESENTS AND WARRANTS THAT IT HAS BEEN REPRESENTED IN THE SIGNING OF THIS NOTE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED BY INDEPENDENT LEGAL COUNSEL SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

(g) Offset. Upon the occurrence of an Event of Default, Holder may set-off against any principal and interest owing hereunder, any and all credits, money, stocks, bonds or other security or property of any nature whatsoever on deposit with, or held by, or in the possession of, Holder, to the credit of or for the account of Borrower, without notice to or consent of Borrower or any guarantor hereof.

(h) Non-Exclusivity of Rights and Remedies. None of the rights and remedies herein conferred upon or reserved to Holder is intended to be exclusive of any other right or remedy contained herein or in any of the other Loan Documents and each and every such right and remedy shall be cumulative and concurrent, and may be enforced separately, successively or

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together, and may be exercised from time to time as often as may be deemed necessary or desirable by Holder.

(i) <u>Incorporation by Reference</u>. All of the agreements, conditions, covenants and provisions contained in each of the Loan Documents are hereby made a part of this Note to the same extent and with the same force and effect as if they were fully set forth herein. Borrower covenants and agrees to keep and perform, or cause to be kept and performed, all such agreements, conditions, covenants and provisions strictly in accordance with their terms.

(j) <u>Joint and Several Liability</u>. If either Borrower consists of more than one person and/or entity, each such person and/or entity agrees that its liability hereunder is joint and several.

(k) <u>Business Purpose</u>. Borrower represents and warrants that the Loan is being obtained solely for the purpose of acquiring or carrying on a business, professional or commercial activity and is not for personal, agricultural, family or household purposes.

(l) <u>Interest Limitation</u>. Notwithstanding anything to the contrary contained herein or in the Security Deed or in any other of the Loan Documents, it is the intention of Borrower and Holder to comply strictly with all applicable usury laws, and accordingly in no event shall the Holder be permitted to receive, collect or apply as interest any interest, fees, charges or other payments equivalent to interest hereunder or under any of the Loan Documents in excess of the lawful maximum effective rate of interest permitted to be paid under applicable laws from time to time then in effect. Without limiting the generality of the foregoing, in the event that the interest, fees, charges or other payments equivalent to interest payable hereunder or under any Loan Document results in an effective rate of interest higher than that lawfully permitted to be paid, then such charges shall be reduced by the sum sufficient to result in an effective rate of interest permitted, and any amount which would but for this provision exceed the highest lawful rate already received and held by Holder shall be applied to a reduction of principal and not to the payment of interest. If the principal amount of the indebtedness evidence hereby together with all lawful interest thereon and all lawful fees and charges are paid in full, then the excess shall be returned to Borrower or such other person lawfully entitled thereto. Borrower agree that for the purpose of determining highest rate permitted by law, any non-principal payment (including, without limitation, Late Fees and other fees) shall be deemed, to the extent permitted by law, to be an expense, fee or premium rather than interest. Any provision hereof, or any provision in any Loan Document that operates to obligate Borrower to pay interest in excess of such maximum effective lawful rate, shall be construed to require payment of the Maximum Rate only. The terms of this Section shall be given precedence over any other provisions herein or in any Loan Document that is in conflict with the provisions of this Section.

(m) <u>Modification</u>. This Note may be modified, amended, discharged or waived only by an agreement in writing signed by the party against whom enforcement of such modification, amendment, discharge or waiver is sought.

(n) <u>Time of the Essence</u>. Time is strictly of the essence of this Note.

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(o)   Negotiable Instrument. Borrower agree that this Note shall be deemed a negotiable instrument, even though this Note may not otherwise qualify, under applicable law, absent this paragraph, as a negotiable instrument.

(p)   Interest Rate After Judgment. If judgment is entered against Borrower on this Note, the amount of the judgment entered (which may include principal, interest, fees, Late Fees and costs) shall bear interest at the Default Rate.

(q)   Relationship. Borrower and Holder intend that the relationship between them shall be solely that of creditor and debtor. Nothing contained in this Note or in any of the other Loan Documents shall be deemed or construed to create a partnership, tenancy-in-common, joint tenancy, joint venture or co-ownership by or between Borrower and Holder.

(r)   Waiver of Automatic Stay. TO THE EXTENT PERMITTED BY LAW, BORROWER HEREBY AGREES THAT, IN CONSIDERATION OF LENDER'S AGREEMENT TO MAKE THE LOAN AND IN RECOGNITION THAT THE FOLLOWING COVENANT IS A MATERIAL INDUCEMENT FOR LENDER TO MAKE THE LOAN, IN THE EVENT THAT EITHER BORROWER SHALL (A) FILE WITH ANY BANKRUPTCY COURT OF COMPETENT JURISDICTION OR BE THE SUBJECT OF ANY PETITION UNDER ANY SECTION OR CHAPTER OF TITLE 11 OF THE UNITED STATES CODE, AS AMENDED (THE "*BANKRUPTCY CODE*"), OR SIMILAR LAW OR STATUTE; (B) BE THE SUBJECT OF ANY ORDER FOR RELIEF ISSUED UNDER THE BANKRUPTCY CODE OR SIMILAR LAW OR STATUTE; (C) FILE OR BE THE SUBJECT OF ANY PETITION SEEKING ANY REORGANIZATION, ARRANGEMENT, COMPOSITION, READJUSTMENT, LIQUIDATION, DISSOLUTION, OR SIMILAR RELIEF UNDER ANY PRESENT OR FUTURE FEDERAL OR STATE ACT OR LAW RELATING TO BANKRUPTCY, INSOLVENCY, OR OTHER RELIEF FOR DEBTORS; (D) HAVE SOUGHT OR CONSENTED TO OR ACQUIESCED IN THE APPOINTMENT OF ANY TRUSTEE, RECEIVER, CONSERVATOR, OR LIQUIDATOR; OR (E) BE THE SUBJECT OF AN ORDER, JUDGMENT OR DECREE ENTERED BY ANY COURT OF COMPETENT JURISDICTION APPROVING A PETITION FILED AGAINST EITHER BORROWER FOR ANY REORGANIZATION, ARRANGEMENT, COMPOSITION, READJUSTMENT, LIQUIDATION, DISSOLUTION, OR SIMILAR RELIEF UNDER ANY PRESENT OR FUTURE FEDERAL OR STATE ACT OR LAW RELATING TO BANKRUPTCY, INSOLVENCY OR RELIEF FOR DEBTORS, THEN, TO THE EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO COURT APPROVAL, HOLDER SHALL THEREUPON BE ENTITLED, AND EACH BORROWER HEREBY IRREVOCABLY CONSENTS TO, AND WILL NOT CONTEST, AND AGREES TO STIPULATE TO, RELIEF FROM ANY AUTOMATIC STAY OR OTHER INJUNCTION IMPOSED BY SECTION 362 OF THE BANKRUPTCY CODE OR SIMILAR LAW OR STATUTE (INCLUDING, WITHOUT LIMITATION, RELIEF FROM ANY EXCLUSIVE PERIOD SET FORTH IN SECTION 1121 OF THE BANKRUPTCY CODE) OR OTHERWISE, ON OR AGAINST THE EXERCISE OF THE RIGHTS AND REMEDIES OTHERWISE AVAILABLE TO HOLDER AS PROVIDED IN THE LOAN DOCUMENTS, AND AS OTHERWISE PROVIDED BY LAW, AND EACH BORROWER HEREBY IRREVOCABLY WAIVES ITS RIGHTS TO OBJECT TO SUCH RELIEF.

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(s)   Acknowledgement By Guarantor(s). Each of the undersigned guarantors of the Loan has acknowledged this Note below solely for purposes of confirming its obligations as more specifically set forth in the Guaranty of Payment and Performance executed by such guarantors in connection with the Loan.

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IN WITNESS WHEREOF, Borrower has executed this Note or caused it to be executed on its behalf by its duly authorized representatives, the day and year first above written, and the obligations under this Note shall be binding upon Borrower's successors and assigns.

BORROWER:

MT. KENN PROPERTY HOLDINGS, LLC

By: _____
    Boyd P. Gentry, Manager

MT. KENN NURSING, LLC

By: _____
    Boyd P. Gentry, Manager

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ACKNOWLEDGED BY EACH GUARANTOR THIS _29_ DAY OF APRIL, 2011.

ADCARE HEALTH SYSTEMS, INC.

By: _____
    Boyd P. Gentry, Chief Executive Officer

ERIN PROPERTY HOLDINGS, LLC

By: _____
    Boyd P. Gentry, Manager

ERIN NURSING, LLC

By: _____
    Boyd P. Gentry, Manager

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